Exhibit 99.1

Clever Leaves Enters Australian Market with Supply Agreement with Cannatrek

Company to Supply White-Labeled, Semi-finished CBD Products for Commercial Purchase and Distribution Through Australian Physician and Pharmacy Networks

Bogotá, Aug. 10, 2020 (GLOBE NEWSWIRE) – Clever Leaves (the “Company”), a leading multi-national operator (MNO) and licensed producer of pharmaceutical-grade medical cannabinoids, today announced it has entered the Australian market with the arrival of its first white-labeled, semi-finished product shipment to Cannatrek, an Australian seed-to-patient medicinal cannabis producer. The two-year supply agreement includes various CBD oral solution concentrations for distribution through physician and pharmacy networks in Australia. In accordance with all relevant import and export regulations, the initial product shipment was successfully received by Cannatrek last week and is commercially available for purchase.

The supply agreement offers products that are not currently available in Australia and strongly positions both parties in the rapidly growing Australian medical cannabis market. Under the terms of Australian medical cannabis regulation, all products in the agreement comply with Australian Therapeutic Goods (Standard for Medicinal Cannabis) (TGO 93) requirements for manufacturing and testing.

“We are very pleased to expand our global footprint and distribute Clever Leaves cannabis products through physician and pharmacy networks throughout Australia. We look forward to working closely with Cannatrek to increase patient access to medical cannabis solutions by leveraging their retail distribution network and trusted proprietary brands,” said Kyle Detwiler, CEO of Clever Leaves.

Cannatrek CEO, Tommy Huppert, commented, "Clever Leaves’ entry into the emerging Australian medicinal cannabis market via Cannatrek’s distribution network shows not only its commitment to our marketplace, but its confidence in Cannatrek as its Australian distribution partner. The global cannabis industry is maturing rapidly, and we look forward to introducing quality products into Australia via our robust and growing network. We are extremely excited to have forged this relationship with Clever Leaves; it will support our mission to provide unique and affordable medicinal cannabis products to Australian patients to support their healthcare needs."

“Clever Leaves remains focused on becoming an internationally-recognized and trusted source for pharmaceutical grade cannabis products and we continue to seek out partnerships with organizations, such as Cannatrek, with proven track records in the industry. The agreement underscores the burgeoning demand for medical cannabis products in Australia and Clever Leaves’ ability to develop commercial partnerships to reach new markets and expand patient care,” said Andres Fajardo, President of Clever Leaves.

Domestic demand for cannabis products Australia continues to rapidly increase. According to New Frontier Data, by December 2020, the market will support a projected 25,000–30,000 active patients, and based on the current rate of growth, Australian health regulators expect the number of medical cannabis prescriptions to reach at least 70,000.

Clever Leaves continues to partner with businesses around the world to offer EU GMP certified products through its vertically-integrated business platform and supply chain process expertise. For all business inquiries, please visit Clever Leaves’ direct to business sales platform, www.cleverleaves360.com, to set an appointment with a Clever Leaves’ business consultant.

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About Clever Leaves International Inc.

Clever Leaves is a multi-national cannabis company with a mission to operate in compliance with federal and state laws and with an emphasis on ecologically sustainable, large-scale cultivation and pharmaceutical-grade processing as the cornerstones of its global cannabis business. With operations and investments in Canada, Colombia, Germany, Portugal, and the United States, Clever Leaves has created an effective distribution network and global footprint, with a foundation built upon capital efficiency and rapid growth. Clever Leaves aims to be one of the industry’s leading global cannabis companies recognized for its principles, people, and performance while fostering a healthier global community.

On July 27, 2020, Schultze Special Purpose Acquisition Corp. (NASDAQ: SAMA, SAMAW, and SAMAU) (“SAMA”) and Clever Leaves International Inc. (“Clever Leaves” or the “Company”) jointly announced that they have entered into a definitive agreement (the “Business Combination Agreement”), pursuant to which a newly formed holding company, Clever Leaves Holdings Inc., (“Holdco”) will acquire SAMA and Clever Leaves. Holdco is anticipated to become a NASDAQ-listed public company trading under the ticker symbol “CLVR” with an anticipated initial enterprise value of approximately $255 million. The transaction has been unanimously approved by the Boards of Directors of both SAMA and Clever Leaves and is expected to close in the fourth quarter of 2020, subject to regulatory and shareholder approvals, as well as other customary closing conditions. On August 6, 2020, Holdco filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement of SAMA, in connection with its proposed business combination.

About Cannatrek Ltd

Cannatrek is an unlisted public company focused on Australian and international supply of medicinal cannabis with operations in Queensland and Victoria, and distribution of medicinal cannabis products across Australia. Cannatrek is set to redefine the medical cannabis industry in Australia, by converging research, cultivation, green technology and distribution, that will put patients first and create a sustainable domestic enterprise, underpinned by smart global partnerships. Recently, Cannatrek was awarded Major Project Status by the federal Australian Government as a new greenfield development for its scaled 160,000 square metre project in Shepparton, regional Victoria. www.cannatrek.com

Press contacts:
McKenna Miller
KCSA Strategic Communications
+1347-487-6197
mmiller@kcsa.com

Diana Sigüenza
Strategic Communication Director

+573102368830
Diana.siguenza@cleverleaves.com

Business Contact:

Maria Claudia Heredia

Clever Leaves 360

claudia.heredia@cleverleaves.com